Financial Results for the First Half And Second Quarter Ended 31 December 2015 February 2016 Exhibit 99.3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with Teva Pharmaceutical Industries Ltd, JCR Pharmaceuticals Co., Ltd, and Lonza and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

REVIEW OF OPERATIONS OUR FOCUS, OUR COMMITMENT FINANCIAL RESULTS OVERVIEW Agenda

FINANCIAL RESULTS OVERVIEW Agenda

Cash on hand at 31 December 2015 - $120.8 million Q2 FY2016 Cash outflow ($19.8) reduced by >25% in comparison to Q1 FY2016 ($28.1) and Q4 FY2015 ($27.3) For the six months ended 31 December 2015, loss before income tax improved by 18% ($7.9) vs comparative period in FY15 principally due to: R&D expenses 23% lower Management & Admin costs 22% lower Cash managed to extend runway and achieve Tier 1 value inflexion points Financial Highlights for the Six Months Ended 31 December 2015US$m

Profit and Loss - Expenditure Reduced Over Prior PeriodUS$m 6 months ending 31 Dec 2015 6 months ending 31 Dec 2014 $ Change % Revenue 11.5 11.3 0.2 2% Loss Before Income Tax (35.5) (43.4) 7.9 18% Revenue increased by 2% ($0.2) vs comparative period in FY15: Milestone revenue of $3.5 recognized on approval of TEMCELL® Hs. Inj., compared with $2.0 in FY15 Interest is $1.3 lower due to rate as we held more of our cash in USD deposits in line with our needs Loss before income tax improved by 18% ($7.9) vs comparative period in FY15: R&D expenses 23% lower ($7.1) - Reduced expenditure on Tier 2 programs and labour costs Management & Admin costs 22% lower ($3.2) - Savings on labour cost, currency impacts and IP Manufacturing Commercialization 25% higher ($2.9) – Increased Phase 3 clinical supply demands

Cash ManagementUS$m Strengthened cash position US IPO completed in November 2015 Significantly augmented existing cash reserves to $120.8 at 31 December 2015 Operating cash burn reduced In line with previous guidance, Q2 FY2016 Cash outflow ($19.8) reduced by >25% in comparison to Q1 FY2016 ($28.1) and Q4 FY2015 ($27.3) Cash being managed to extend runway and achieve Tier 1 program value inflexion points including in the P3 heart failure program, the P3 chronic back pain program and the P2 rheumatoid arthritis program, and to file with the FDA for approval of our pediatric graft versus host disease product candidate Q2 FY2016 3 months ended 31 Dec 2015 Q1 FY2016 3 months ended 30 Sep 2015 Q4 FY2015 3 months ended 30 Jun 2015 Net Cash Outflows in Operating Activities (19.8) (28.1) (27.3) Cash at the end of the period 120.8 77.8 110.7

REVIEW OF OPERATIONS Agenda

Recruitment of all three Tier 1 Phase 3 Clinical trials progressing well in the US, including MPC-150-IM for Chronic Heart Failure (CHF), MPC-06-ID for Chronic Low Back Pain (CLBP), and MSC-100-IV for Acute Graft Versus Host Disease (aGVHD) in children MPC-150-IM: Phase 3 trial size significantly reduced from 1,165 to approximately 600 subjects following discussions between our commercial partner, Teva Pharmaceutical Industries Ltd, and the FDA Trial is targeting patients with advanced heart failure and high rates of hospitalization or death, a significant unmet medical need Updated timelines for this trial will be provided in conjunction with Teva TEMCELL® HS Inj. In Japan Licensee JCR Pharmaceuticals Co. (JCR) received unconditional approval and reimbursement in Japan for adult and pediatric aGVHD JCR expected to launch TEMCELL® HS Inj. in Japan for adult and pediatric aGVHD in Q1 CY 2016 Average reimbursement for 4 week multi-dose treatment is expected to be US$115k and will increase to US$172k if additional dosing is required Mesoblast to receive royalties and other payments at pre-defined thresholds of net sales MPC-300-IV: Top line results from the biologic refractory rheumatoid arthritis Phase 2 trial, first dose cohort, show that a single intravenous infusion of the lower dose of MPC-300-IV was safe and resulted in early and sustained clinical responses Phase 2 trial results in CHF and Type 2 Diabetes published in leading peer reviewed journals, Circulation Research and Diabetes Care, respectively Operational highlights for the six months ended 31 December 2015

Product Candidates in Major Markets with High Unmet Need First Product on market - Three Tier 1 Product Candidates in Phase 3 Programs Update

Patients with large baseline Left Ventricular End Systolic Volumes (LVESV) and advanced heart failure are at highest risk of recurrent Heart Failure -Related Major Adverse Cardiac Events (HF-MACE) including hospitalizations and death For these patients existing therapies are inadequate and economic burden is greatest Phase 2 results showed that MPC-150-IM prevented HF-MACE over 36 months in patients with advanced heart failure The ongoing Phase 3 trial is designed to enrich for patients with Advanced Heart Failure and high risk of HF-MACE in order to confirm therapeutic benefit of a single injection of MPC-150-IM MPC-150-IM: Phase 3 Trial Recruiting Well and Targets Advanced Heart Failure where Medical Need is Greatest

Following our commercial partner’s discussions with FDA, the ongoing Phase 3 program in patients with advanced heart failure, and a high risk of recurrent HF-MACE, is planned to be optimized as follows: Revised primary endpoint to a comparison of recurrent HF-MACE between MPC treated patients and controls Reduction in current Phase 3 trial size from 1,165 to 600 subjects Broaden enrollment centres to Europe Initiate a second confirmatory study, conducted in parallel in an identical patient population of up to 600 patients using the same primary endpoint In Q2 CY 2016 Teva and Mesoblast to provide updated timelines for completion of current reduced Phase 3 Trial, regulatory submissions, and overall program completion MPC-150-IM: Phase 3 Heart Failure Program Trial Size Reduced

# MPC-300-IV: Biologic Refractory Rheumatoid Arthritis (RA) – Market Opportunity

***Ongoing randomized, controlled Phase 2 Trial in 48 patients with biologic refractory rheumatoid arthritis, comparing two doses of MPC-300-IV against placebo***

| | |
|---|---|
| **Market opportunity** | ▪ There are 5.3 million prevalent cases in the US, Japan, and EU5, of which there were 2.4 million in the US alone in 2014[1]<br>▪ Incidence increases with age – 8.7 per 100,000 for ages 18-34 vs. 89 per 100,000 for ages 65-74[2]<br>▪ Aging population and early diagnosis and treatment will drive expanding RA prevalence<br>▪ Targeting active RA patients who have failed a previous biologic therapy – growing target patient group |
| **Gap in treatment options** | ▪ One third of RA patients do not respond or cannot tolerate current biologic therapies<br>– Sustained remission defined by ACR 70 only occurs in 5-15% of patients on biologics[3]<br>– Biologics are associated with increased incidence of opportunistic infections and malignancies<br>▪ Biologics only target single cytokine pathways even though RA involves multiple signals / pathways<br>▪ Need for disease-modifying therapies with greater safety and efficacy that induce remission in a greater percentage of patients (ACR 70) as early as possible in the disease management |
| **Rationale for Targeting Biologic Refractory RA population** | MPCs have receptors that respond to inflammatory signals, resulting in anti-inflammatory mediators<br>MPC-300-IV targets multiple pathways associated with treatment resistant diseases, whereas existing biologics target a single pathway |

1. Decision Resources Rheumatoid Arthritis Dec 2015
2. GlobalData©: Rheumatoid Arthritis Therapeutic – Pipeline Oct 2011
3. Alivernini, S et. al. Arthritis Research & Therapy 2009, 11:R163

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mesoblast

MPC-300-IV: Biologic Refractory Rheumatoid Arthritis (RA) Trial Design Double-blind, randomized, placebo-controlled, two-dose escalating trial in the US Designed to evaluate safety and explore efficacy of MPC treatment in 48 patients with active RA randomized 2:1 to either placebo or a single intravenous infusion of 1 million or 2 million MPCs/kg Patients on stable regimen of methotrexate and have previously failed or had an adverse or inadequate clinical response to at least one biologic agent Lower MPC dose was evaluated in the first cohort of 24 patients, of whom 16 had failed 1-2 biologics Second cohort of 24 patients, evaluating higher dose of MPCs, actively recruiting Primary endpoint is safety, with pre-specified efficacy endpoints at 12 weeks including the American College of Rheumatology (ACR) 20%, 50% and 70% response criteria (ACR20/50/70) 1 1: ACR20 is a key validated primary endpoint in clinical trials which is accepted by the United States Food and Drug Administration for product approval in RA

MPC-300-IV: Biologic Refractory Rheumatoid Arthritis (RA) - First Cohort Results Cell infusions were well tolerated with no cell-related adverse events The trial’s 12 week, pre-specified ACR20 efficacy endpoint was achieved by 47% of all MPC-treated patients and by 60% of MPC-treated patients who failed 1-2 biologics, vs 25% and 17%, respectively, of matched placebo-treated controls 71% of MPC-treated patients who achieved ACR20 responses did so as early as week 1 At week 12, 27% of MPC-treated patients, but no placebo-treated controls, achieved ACR50 or ACR70 responses Remission at week 12, as defined by Disease Activity Score (DAS28/CRP) <2.6, was seen in 20% of MPC-treated patients but in no controls 12-week trial results for both cohorts will be reported in Q3 CY 2016

OUR FOCUS, OUR COMMITMENT Agenda

Tier 1 Product Candidate Deliverables (Calendar Year)

Corporate Deliverables First royalties from TEMCELL product sales in Japan expected in Q1 CY 2016 Complete Tier 1 Phase 3 programs on schedule Deliver commercial manufacturing in support of product candidate launches Deliver on commercial partnerships Continued focus on cash management